Exhibit I

CCEC

Financial Results for the three-month period ended March 31, 2025

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2025, and 2024 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2025. These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Following our announcement on November 13, 2023, of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets since December 2023 we have completed the sale of 12 container vessels as set forth in the following table:

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

We determined that the assets and liabilities, results of operations and cash flows of these 12 container vessels met the criteria to be reported in discontinued operations. As a result, the following financial information and discussion relate to results of operations from continuing operations. Please also refer to Note 3 Discontinued Operations in our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2025, and 2024 included elsewhere herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are an international owner of ocean-going vessels. Currently our fleet of 15 vessels consists of 12 latest generation LNG/C vessels (1.0 million DWT and total capacity of 2.1 million CBM) and three legacy Neo-Panamax container carrier vessels (0.4 million DWT and total TEU capacity of 40,320). In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. As of March 31, 2025, the DWT weighted average age of our on the water fleet was approximately 2.4 years.

Recent Developments

Financing arrangements:

On January 27, 2025, we entered into the Open Market Sales AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) under which we may offer and sell up to $75,000,000 of our common shares from time to time through or to Jefferies acting as sales agent or principal. We intend to use the net proceeds from the sales of new common shares pursuant to the Sales Agreement, after deducting the sales agent’s commissions and our offering expenses, for general corporate purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. During the first quarter of 2025, we did not sell any common shares pursuant to the Sales Agreement.

Please see section “Borrowings (Financing arrangements)” below.

Quarterly Common Share Cash Dividend

On January 22, 2025, the Board declared a cash dividend of $0.15 per common share for the fourth quarter of 2024 which was paid on February 12, 2025, to common share holders of record on February 6, 2025.

On April 30, 2025, the Board declared a cash dividend of $0.15 per common share for the first quarter of 2025 which was paid on May 16, 2025, to common share holders of record on May 12, 2025.

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by the board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by the board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law. See also the risks discussed in our Annual Report on Form 20-F filed on April 17, 2025, including in particular the risk factor entitled “We cannot assure you that we will pay any dividends on our common shares” in that exhibit.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report, regarding the factors affecting our future results of operations.

Financial Results in thousands of United States dollars:

	For the three-month periods ended March 31,
	2025	2024
Revenues	$109,381	$76,166

Expenses:
Voyage expenses	1,243	3,190
Vessel operating expenses	15,420	12,749
Vessel operating expenses—related parties	2,487	2,115
General and administrative expenses	4,129	4,421
Vessel depreciation and amortization	24,195	18,221

Operating income, net	61,907	35,470

Other income / (expense), net:
Interest expense and finance cost	(30,723)	(31,771)
Other income, net	1,638	1,883

Total other expenses, net	(29,085)	(29,888)

Net income from continuing operations	32,822	5,582

Net income from discontinued operations	47,895	28,314

Net income from operations	$80,717	$33,896

Results of Operations

Three-Month Period Ended March 31, 2025, compared to the Three-Month Period Ended March 31, 2024

Our results of operations for the three-month periods ended March 31, 2025, and 2024 differ primarily due to:

•	the acquisition of three LNG/Cs in the second quarter of 2024;

•	the increase in operating expenses and depreciation and amortization as a result of the acquisition of the three LNG/Cs; and

•

the decrease in interest expense and finance cost during the three-month period ended March 31, 2025, compared to the corresponding period in 2024, mainly attributable to the decrease in the weighted average interest rate charged on our debt partly set off by the increase in our average indebtedness.

Total Revenues

Total revenues, consisting of time and bareboat charter revenues, amounted to $109.4 million for the three-month period ended March 31, 2025, compared to $76.2 million for the three-month period ended March 31, 2024. The increase of $33.2 million during the three-month period ended March 31, 2025, was primarily attributable to the three LNG/Cs we acquired in the second quarter of 2024, namely the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Assos. As a result, the average number of vessels in our fleet for the three-month period ended March 31, 2025, increased by 3.0 vessels compared to the corresponding period in 2024.

Time and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the three-month period ended March 31, 2025, BP Gas Marketing Limited (“BP”), Bonny Gas Transport Limited (“BGT”), Cheniere Marketing International LLP (“Cheniere”) and Hapag Lloyd-Aktiengesellschaft (“Hapag-Lloyd”) accounted for 17%, 13%, 12% and 10% of our total revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $1.2 million for the three-month period ended March 31, 2025, compared to $3.2 million for the three-month period ended March 31, 2024. The decrease was mainly attributed to certain voyage expenses we incurred that were reimbursed to us by charterers during the three-month period ended March 31, 2025.

Voyage expenses primarily consist of bunkers, port expenses and commissions. In voyage charters the shipowner generally is responsible for paying voyage expenses while voyage expenses incurred during time and bareboat charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during off-hire periods are paid by us.

Vessel Operating Expenses

For the three-month period ended March 31, 2025, our total vessel operating expenses amounting to $17.9 million, compared to $14.9 million for the three-month period ended March 31, 2024. The increase of $3.0 million for the three-month period ended March 31, 2025, was mainly due to the net increase in the average number of vessels in our fleet compared to the corresponding period in 2024.

Total vessel operating expenses for the three-month period ended March 31, 2025, include expenses of $2.5 million incurred under management agreements with Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital Gas Ship Management Corp., compared to $2.1 million during the three-month period ended March 31, 2024. Please also refer to Note 5 (Transactions with related parties) in the unaudited condensed consolidated financial statements for the three-month period ended March 31, 2025, included elsewhere herein.

General and Administrative Expenses

General and administrative expenses amounted to $4.1 million for the three-month period ended March 31, 2025, compared to $4.4 million for the three-month period ended March 31, 2024. The decrease of $0.3 million in general and administrative expenses was mainly attributable to the lower costs incurred in connection with our equity compensation incentive plan.

General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded entity, the amortization associated with our equity incentive plan and the cost of other transactions.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $24.2 million for the three-month period ended March 31, 2025, compared to $18.2 million for the three-month period ended March 31, 2024. The increase in vessel depreciation and amortization was attributable to the net increase in the average number of vessels in our fleet.

Total Other Expenses, Net

Total other expenses, net for the three-month period ended March 31, 2025, amounted to $29.1 million, compared to $29.9 million for the three-month period ended March 31, 2024. Total other expenses, net include interest expense and finance cost of $30.7 million for the three-month period ended March 31, 2025, compared to $31.8 million for the three-month period ended March 31, 2024. The decrease of $1.1 million in interest expense and finance cost was mainly due to the decrease in the weighted average interest rate charged on our debt partly set off by the increase in our average indebtedness compared to the first quarter of 2024. Please also refer to Note 8 (Long-term debt, net) to our unaudited condensed consolidated financial statements included elsewhere herein.

Interest expense and finance cost include interest expense, amortization of financing charges, commitment fees and bank charges.

Net Income

Net income for the three-month period ended March 31, 2025, amounted to $32.8 million compared to $5.6 million for the corresponding period in 2024.

Liquidity and Capital Resources

As of March 31, 2025, total cash and cash equivalents amounted to $420.3 million. Total cash includes restricted cash of $21.5 million in total representing the minimum liquidity requirement under our credit facilities, sale and lease back agreements and unsecured bonds (the “financing arrangements”).

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale and lease back arrangements and, depending on our access to the capital markets, equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in our Annual Report in “Item 3. Key Information—D. Risk Factors” on Form 20-F filed on April 17, 2025.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. As of the date of this report, following the deferral of the delivery of two LNG/Cs currently under construction, we had the following outstanding commitments for the acquisition of vessel-owning companies from a related party and vessels under construction that will be financed through the issuance of debt and cash at hand:

Year ending March 31,	Vessels’ acquisitions	Vessels under construction	Total
2026	$—	$285.0	$285.0
2027	489.3	1,023.4	1,512.7
2028	—	82.8	82.8

Total	$489.3	$1,391.2	$1,880.5

Furthermore, we have outstanding commitments relating to supervision services agreements for vessels under construction amounting to $6.2 million.

We expect two of our LNG/C vessels will undergo a special survey in the next twelve months.

As of March 31, 2025, total shareholders’ equity amounted to $1,414.9 million, an increase of $71.9 million compared to $1,343.0 million as of December 31, 2024. The increase reflects net income of $80.7 for the three-month period to March 31, 2025, the amortization associated with the equity incentive plan of $1.4 million, partly offset by distributions declared and paid during the period in a total amount of $9.0 million and the other comprehensive loss of $1.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the periods, presented in millions of United States dollars:

	For the three-month periods ended March 31,
	2025	2024
Net Cash Provided by Operating Activities	$57.0	$32.3
Net Cash Used in Investing Activities	(51.0)	(245.2)
Net Cash (Used in) / Provided by Financing Activities	$(42.2)	$98.7

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $57.0 million for the three-month period ended March 31, 2025, compared to $32.3 million for the three-month period ended March 31, 2024. The increase of $24.7 million was mainly attributable to the increase in revenues and the decrease in interest expense and finance costs, partly offset by the decrease in trade payables and the increase in trade receivables and prepayments and other assets.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements. Net cash used in investing activities during the three-month period ended March 31, 2025, amounted to $51.0 million compared to $245.2 million during the corresponding period in 2024.

During the three-month period ended March 31, 2025, we paid advances and initial expenses for vessels under construction of $50.9 million and $0.1 million for vessel improvements.

During the three-month period ended March 31, 2024, we paid $190.0 million to acquire the shares of the company owning the LNG/C Axios II and we paid advances for vessels under construction of $53.0 million and paid $2.2 million for vessel improvements.

Net Cash (Used In)/ Provided by Financing Activities

Net cash used in financing activities for the three-month period ended March 31, 2025, was $42.2 million representing $33.0 million we repaid in line with the amortization schedule of our financing arrangements, $0.2 million we paid in financing costs, and $9.0 million of dividends we paid to our shareholders.

Net cash provided by financing activities for the three-month period ended March 31, 2024, was $98.7 million representing cash proceeds of $190.0 million from the issuance of a new financing arrangement that we entered into in order to partly finance the acquisition of the shares of the company owning the LNG/C Axios II partly offset by $79.7 million in total of long term debt principal payments, $3.3 million we paid in financing costs, and $8.3 million of dividends we paid to our shareholders.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of March 31, 2025, and December 31, 2024, total borrowings of $2,575.9 million and $2,598.3 million were outstanding under our financing arrangements respectively.

For information relating to our credit facilities, sale and lease back agreements and unsecured bonds, please refer to Note 8 of our audited Consolidated Financial Statements included in our Annual Report and Note 7 to our unaudited interim condensed consolidated financial statements and the descriptions above in “Debt additions and repayments” and “Liquidity and Capital Resources”.

As of March 31, 2025, and December 31, 2024, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests included in our financing arrangements, we are unlikely to be able to make any dividends to holders of our common shares, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by certain of our vessels, and if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. More specifically, 15 vessels with an aggregate net book value of $3.1 billion as of March 31, 2025, have been provided as collateral under the terms of our credit facilities or the title of ownership is held by the relevant lender under our sale and lease back agreements.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources— Borrowings (Financing Arrangements)” in our Annual Report. If the estimated asset values of vessels in our fleet decrease, we may be obliged to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of March 31, 2025, a decrease of 10% in the aggregate fair market values of our fleet would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Off-Balance Sheet Arrangements

As of March 31, 2025, we have not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.